Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

March 1, 2021

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC  20549

Re:  Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii), (iv) and (v) under the Investment Company Act of 1940 is:

(i)Rider No. 18 to the joint fidelity bond originally filed with the Securities and Exchange Commission on October 13, 2020 (Accession No. 0000940394-20-001362).

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 672-8404 or fax (617) 672-1404.

Sincerely,

/s/ Christopher Fortier

Christopher Fortier

Vice President

Schedule A

5-to-15 Year Laddered Municipal Bond Portfolio

Boston Income Portfolio

Emerging Markets Local Income Portfolio

Eaton Vance Floating Rate Portfolio

Global Income Builder Portfolio

Global Macro Absolute Return Advantage Portfolio

Global Macro Capital Opportunities Portfolio

Global Macro Portfolio

Global Opportunities Portfolio

Greater India Portfolio

High Income Opportunities Portfolio

High Yield Municipal Income Portfolio

International Income Portfolio

Core Bond Portfolio

Stock Portfolio

Senior Debt Portfolio

Short Duration High Income Portfolio

Tax-Managed Growth Portfolio

Tax-Managed International Equity Portfolio

Tax-Managed Multi-Cap Growth Portfolio

Tax-Managed Small-Cap Portfolio

Tax-Managed Value Portfolio

Worldwide Health Sciences Portfolio

A-1